RULE 14F-1

REPORT OF CHANGE IN MAJORITY OF DIRECTORS

INFORMATION PURSUANT TO SECTION 14(f) OF THE

SECURITIES EXCHANGE ACT OF 1934

UBRANDIT.COM, INC.

41-40 Union Street, Suite 6J

Flushing, NY 11355

This report is furnished by the Board of Directors of Ubrandit.com, Inc., a Nevada corporation (“Ubrandit.com”), to the holders of its common stock, $.001 par value.  Information in this report regarding ChangFangYuan Hi-Tech Environment-Friendly Industrial Co., Ltd. (“ChangFangYuan”) has been provided to Ubrandit.com by ChangFangYuan.

On February 9, 2007 Ubrandit.com acquired all of the outstanding capital stock of Advanced Green Materials, Inc. by merging Advanced Green Materials into a wholly-owned subsidiary of Ubrandit.com. Advanced Green Materials is a holding company that owns 100% of the registered capital of ChangFangYuan, a corporation organized under the laws of The People’s Republic of China.  ChangFangYuan is engaged in the business of manufacturing and marketing starch-based, biodegradable tableware and packing materials.  All of ChangFangYuan’s business is currently in China.

In exchange for the Advanced Green Materials shares, Ubrandit.com issued to the shareholders of Advanced Green Materials 272,250 shares of Series A Convertible Preferred Stock, which is convertible into 2,722,500,000 shares of Ubrandit.com common stock.

Pursuant to the terms of the Merger Agreement, Ming Liu, the present sole director of Ubrandit.com has elected to the Board five designees of Advanced Green Materials:  Zhonghao Su, Wen Leng, Yang Meng, Jing Zhu and Yuhong Wang.  The election will be effective ten days after Ubrandit.com mails this information statement to its record shareholders.  Ming Liu’s resignation from the Board will also be effective on that date.

This report is provided for information purposes only.  We are not soliciting proxies in connection with the matters described in this report.  You are not requested to respond to this report in any way.

This report will first be mailed to the shareholders of Ubrandit.com on or about March 13, 2007.

VOTING SECURITIES AND PRINCIPAL HOLDERS THEREOF

Upon completion of the Merger, there were 46,592,790 shares of Ubrandit.com common stock issued and outstanding.  In addition, there were 272,250 shares of Series A Convertible Preferred Stock issued and outstanding, which can be converted into 2,722,500,000 common shares, yielding a total outstanding on a fully-diluted basis of 2,769,092,790 shares.  The holders of the convertible preferred stock have the voting power of the common shares into which their preferred shares could be converted.

The following table sets forth information known to us with respect to the beneficial ownership of our common stock (assuming conversion of the Series A Convertible Preferred Stock) as of the date of this Report by the following:

•

each shareholder known by us to own beneficially more than 5% of our common stock (on a fully-diluted basis);

•

Zhonghao Su, our Chief Executive Officer

•

each of the five individuals who will become our directors when the new Board is seated; and

•

all of the new directors and executive officers as a group.

Except as otherwise indicated, we believe that the beneficial owners of the common stock listed below have sole voting power and investment power with respect to their shares,  subject to community property laws where applicable.  Beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission.

Name and Address of Beneficial Owner (1)	Amount and Nature of Beneficial Ownership (2)	Percentage of Class
Zhonghao Su	355,830,750	12.9%
Wen Leng	--	--
Yang Meng	--	--
Jing Zhu	--	--
Yuhong Wang	--	--

All directors and officers as a group (6 persons)	605,756,250	21.9%

Guoliang Ji Zhengxin Street Nangang District Harbin, P.R. China	249,925,500	9.0%

Benyi Xing 9 Zu, Qinggangluwei Qingnian Road Luyuan District Changchun, China	249,925,500	9.0%

Dejun Jia 15 Wei, Fendou Street Yanshou, Heilongjiang, China	228,145,500	8.2%

________________________________

(1)    Except as otherwise noted, the address of each shareholder is c/o ChangFangYuan Environment-Friendly Industrial Co. Ltd., 172 Zhongshan Road, 27th Floor, Harbin, Heilongjiang, P.R. China.

(2)    Except as otherwise noted, all shares are owned of record and beneficially.

NEW MEMBERS OF THE BOARD OF DIRECTORS

Ten days after this Report is mailed to the Ubrandit.com shareholders of record, the election to the Board of Zhonghao Su, Wen Leng, Yang Meng, Jing Zhu and Yuhong Wang will become effective.  The Board will then elect four officers, as identified in the table below.  Information regarding the new directors and officers follows:

Name	Age	Position with the Company	Director Since
Zhonghao Su	40	Chief Executive Officer, Director	2007
Wen Leng	41	Chief Financial Officer, Director	2007
Yang Meng	28	Secretary, Director	2007
Jing Zhu	35	Director	2007
Yuhong Wang	32	Director	2007
Guoliang Ji	52	Chief Technology Officer	--

All directors hold office until the next annual meeting of our shareholders and until their successors have been elected and qualify.  Officers serve at the pleasure of the Board of Directors.

Zhonghao Su.  Mr. Su began to organize the current business of ChangFangYuan in 2003, and has served as its Chief Executive Officer since that time.  From 1998 to 2003, Mr. Su was associated with the U.S. Ocean Group, initially as Executive Director of U.S. Ocean Group China Resource Co. Ltd. and then as Chief Delegate responsible for managing the Harbin office of U.S. Ocean Group.  Prior to Joining U.S. Ocean Group, Mr. Su had been employed for eight years by the China Packaging Import & Export Trading Company, serving four years as Vice Manager followed by four years as General Manager of its Qingdao subsidiary.   In 1994 Mr. Su earned a Masters Degree in Business Administration from the Beijing University.

Wen Leng.  Wen Leng has been employed as Chief Financial Officer of ChangFangYuan since 2006.  From 2001 to 2005 Mr. Leng was employed as a Manager in the Financial Department of Beiya Industrial Group Stock Co.  From 1994 to 2001 Wen Leng was Vice Manager in the Financial Department of Orient Group Stock Co., Ltd.  In 1997 Mr. Leng earned a Bachelors Degree with a concentration in Accounting from the Harbin University of Commerce.

Yang Meng.

 Yang Meng has been employed by ChangFangYuan since 2006 as Secretary to the Board of Directors.  From 2005 to 2006 Ms. Meng was employed as Counselor by the Harbin Huawei Group, advising on legal matters and investment management.  From 2001 to 2005 Yang Meng was an officer of the Harbin Xinzhongxin Electronic Co., Ltd., with responsibilities for legal affairs and internal management.  In 2001 Ms. Meng earned a Bachelors Degree with a concentration in International Economic Law from the Heilongjiang University.

Jing Zhu.  Since 2004 Jing Zhu has been employed as Finance Manager by ChangFangYuan.  From 2000 to 2004 Ms. Zhu was employed as Finance Manager by the Xintai Mechanical Engineering Co. Ltd.  From 1991 to 2000 Jing Zhu was employed as an Accountant by the Harbin Gongxiang Group.  In 1993 Ms.

Zhu earned a Bachelors Degree with a concentration in Accounting from the Heilongjiang Provincial Party College.

Yuhong Wang.  Yuhong Wang has been employed since 2006 by ChangFangYuan with responsibilities for human resources.  From 2001 to 2006 Yuhong Wang was employed by P&G China as Human Resources Manager.  In 2007 Yuhong Wang was awarded a Masters Degree in Project Management by the Harbin Engineering University.

Guoliang Ji.  Guoliang Ji contributed the assets of his manufacturing company to ChangFangYuan in 2004, which formed the foundation for the development of its current business.  Since 2004 Guiliang Ji has served as Chief Technology Officer for ChangFangYuan.  Since 2001 Guoliang Ji has also served as Chairman and Senior Engineer for Harbin Luhuan Biodegradable Products Development Co. Ltd., which is also involved in the development and production of biodegradable consumer materials.  In 1982 Guoliang Ji earned a Bachelors Degree with a concentration in Agricultural Machine Manufacturing from the Harbin Institute of Technology University.

Code of Ethics

ChangFangYuan has adopted a Senior Management Code of Ethics to govern the conduct of its executive officers.  The conduct of the directors and officers of Ubrandit.com will hereafter be governed by the same Code of Ethics.  A copy of the Senior Management Code of Ethics is being filed as an Exhibit to this Report.

Nominating and Audit Committee

The Board of Directors will not have an audit committee or a nominating committee immediately after the closing of the merger, due to the small size of the Board.  The Board will also not have an “audit committee financial expert.”

Shareholder Communications

The Board of Directors will not adopt a procedure for shareholders to send communications to the Board of Directors until it has reviewed the merits of several alternative procedures.

EXECUTIVE COMPENSATION

The table below itemizes the compensation paid or accrued by ChangFangYuan to the individuals who will become the officers and directors of Ubrandit.com for services during the past three fiscal years (or those years in which the executive was employed by ChangFangYuan).

	Year	Salary – Paid	Salary - Accrued
Zhonghao Su	2006	$ 25,000	$ 75,000
	2005	$ 0	$ 0
	2004	$ 0	$ 0

Wen Leng	2006	$ 1,125	$ 2,000

Yang Meng	2006	$ 375	$ 750

Jing Zhu	2006	$ 5,625	$ 6,000

	2005	$ 2,500	$ 2,500
	2004	--	--

Yuhong Wang	2006	$ 375	$ 750

Guoliang Ji	2006	$ 0	$ 0

ChangFangYuan has entered into an employment agreement with each of its executive employees other than Guoliang Ji.  Each agreement has a term of one year.  Except for the salary, the terms of the agreements are substantially identical, and reflect employment standards common in China as a result of law or custom.

ChangFangYuan has committed to pay its management salaries for services during 2007 as follows:

Executive	2007 Salary
Zhonghao Su	$ 75,000
Wen Leng	$ 12,500
Yang Meng	$ 6,250
Jing Zhu	$ 6,250
Yuhong Wang	$ 6,250

RETIRING BOARD OF DIRECTORS

The following table lists certain information regarding the individual who is currently the sole officer and director of the Company:

 Director

Name

         Age       Position Held

   Since

Ming Liu

           31       Chief Executive Officer,

                     2006

      Chief Financial Officer, Director

Ming Liu.  Ming Liu became the sole director and officer of Ubrandit.com in October 2006, when he purchased the controlling share interest in Ubrandit.com.  Early in 2006 Mr. Liu organized Sino-American Capital Group, LLC, which is engaged in developing business and financial relationships between the U.S. and the People’s Republic of China.  From 2004 to 2005 Mr. Liu was a member of the Board and Corporate Secretary to Advanced Battery Technologies, Inc., a Delaware holding company whose Chinese subsidiary, ZQ Power-Tech, is engaged in the development and manufacture of lithium-ion batteries.  From 2003 to 2004 Mr. Liu was Secretary to the Board of ZQ Power-Tech.  From 1999 until 2003 Mr. Liu was Vice President of Harbin Ridaxing Science and Technology Co., Ltd., a technology provider located in the City of Harbin, China.

Compliance with Section 16(a) of the Exchange Act

None of the directors, officers, or beneficial owners of more than 10% of Ubrandit.com’s common stock failed to file on a timely basis reports required during the 2006 fiscal year by Section 16(a) of the Exchange Act.

Executive Compensation

Ubrandit.com did not pay any compensation to any of its officers or directors during the past three fiscal years, nor did it issue stock options or other equity grants to any of its officers or directors in that period.

March 13, 2007

By Order of the Board of Directors:

Ming Liu, Chairman